ENVOY COMMUNICATIONS GROUP INC.
INFORMATION RELEASE TO UNITED STATES SHAREHOLDERS
Envoy Believes That It Will Be Characterized as a Passive Foreign Investment Company under the
U.S. Internal Revenue Code for fiscal 2005
TORONTO, ON — September 21, 2005 — Envoy Communications Group Inc. (NASDAQ: ECGI, TSX: ECG) today advises its U.S. shareholders that it believes it will be characterized under the U.S. Internal Revenue Code as a passive foreign investment company (“PFIC”) for the fiscal year ended September 30, 2005, and may be a PFIC for subsequent fiscal years. This determination was made following a preliminary review by Envoy of its financial position in anticipation of its fiscal year end.
U.S. shareholders who held Envoy’s common shares during fiscal 2005 (or who hold Envoy’s common shares during any subsequent fiscal year when it is a PFIC) may be able to mitigate certain tax consequences of Envoy’s PFIC status by availing themselves of certain elections under the Internal Revenue Code, including a “qualified electing fund” (“QEF”) election or a “mark-to market” election. Envoy will complete the actions necessary, including providing the information necessary, for U.S. shareholders to make a QEF election. The deadline for a U.S. shareholder to file a QEF election or a “mark-to market” election is the due date of such U.S. shareholder’s federal income tax return (including extensions) for the taxable year to which such election relates. Envoy believes that this determination will not have any tax consequences to non-U.S. shareholders.
The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including QEF or “mark-to-market” elections.
U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy’s fiscal year end in order to receive the necessary financial information.
About Envoy
Envoy Communications Group (NASDAQ: ECGI, TSX: ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.

Cautionary Statement
Statements in this press release relating to Envoy’s determination that it will likely be a PFIC for fiscal 2005, and could be a PFIC for subsequent fiscal years, are “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. These forward-looking statements involve uncertainties that may result in Envoy’s U.S. tax status being different than that expressed in this press release following the Company’s review of its financial position at each fiscal year end. Many factors could affect this determination, including, without limitation: the inherent uncertainty of a preliminary review of financial position prior to the actual completion of Envoy’s fiscal year end, strategic determinations by Envoy relating to its business, including potential acquisitions, and volatility in the price of Envoy’s common shares. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese Tel: (416) 593-1212
Or contact our investor relations department at:
info@envoy.to